Exhibit 16

Squar Milner
4100 Newport Place Drive, Third Floor
Newport Beach, CA  92660

December 31, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.

Dear Ladies and Gentlemen:

Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner,” “we” or “our”) has read a draft of the Form 8-K/A-2 dated November 20, 2007 expected to be filed by Astrata Group Incorporated (the “Company”) on or about January 2, 2008. The filing described in the preceding sentence is hereinafter referred to as the “Form 8-K/A-2.” Squar Milner is providing this letter regarding the Form 8-K/A-2 in compliance with Item 304(a)(3) of Regulation S-B.

We have no basis to agree or disagree with any of the statements in Section 4.01(b) of the Form 8-K/A-2. Except as described below in our comments on Section 4.01(a) of such filing, we agree with the other statements made by the Company in the Form 8-K/A-2.

Part (i)

We have no basis to agree or disagree with the statement that the dismissal of Squar Milner was approved by the Company’s Board of Directors.

Part (iii)

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Except as described in the next bullet point, Squar Milner has no basis to agree or disagree with management’s responses to the material weaknesses in internal control reported in the Form 8-K/A-2, whether such responses fully address those material weaknesses, or whether management’s responses do/will in fact remediate such material weaknesses in internal control.

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Squar Milner disagrees with the Company’s characterization of the nature of material weakness # 5. The act of requesting our “assistance” in accounting for certain derivative transactions (during our review of the Company’s November 30, 2006 unaudited condensed consolidated financial statements, and in relation to our audit of the Company’s fiscal 2007 consolidated financial statements) is not the material weakness in internal control. Management’s inadequate knowledge of very complex derivative accounting that created the need to request Squar Milner’s technical advice/conceptual review of such accounting (as evidenced by the magnitude of management’s post-closing adjustments and the proposed review/audit adjustments resulting from this process) is the material weakness in the Company’s internal control.

We note in passing that Squar Milner did not develop any original accounting for the Company in connection with the matter discussed in the immediately preceding paragraph.

Part (v)

Squar Milner has the following comments about the fifth paragraph in Part (v) of the Form 8-K/A-2:

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Management ultimately concluded that it was not appropriate to recognize any revenue from the “Contract” (as that term is defined in the first paragraph of Part (v) of the Form 8-K/A-2) as of either May 31, 2007 or August 31, 2007 under accounting principles generally accepted in the United States of America. This conclusion is based in part on (a) the existence of several customer-specified acceptance criteria, none of which were satisfied as of either aforementioned date, and (b) the direct linkage between certain such criteria and the customer’s right to cancel the Contract and/or assess substantial liquidated damages under certain circumstances (up to a maximum of approximately $84 million, based on the original Contract price). In addition, it appears that the factors described in the preceding sentence result in the fee not being fixed or determinable as of either May 31, 2007 or August 31, 2007.

Thus, although the form of the pricing in the original Contract is fixed and the percentage-of-completion method is the theoretically acceptable revenue recognition model [under American Institute of Certified Public Accountants Statement of Position (“SOP”) 81-1], as described in the immediately preceding paragraph there are certain impediments to the initial recognition of revenue.

Management’s disclosure of the Company’s revenue recognition accounting policies has consistently included the following language since the first periodic report was filed in October 2004: “In instances where final acceptance of the product is specified by the customer…, revenue is deferred until all acceptance criteria have been met. The Company assesses whether the fee is fixed or determinable based on…whether the sales price is subject to refund or adjustment.”

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From inception in August 2004, the Company’s only other revenue arrangement that was accounted for under SOP 81-1 was its contract with the Singapore Civil Defense Force (the “SCDF”) that was awarded in December 2004. Management concluded that SOP 81-1 accounting was appropriate for the SCDF contract because significant modification/customization of the software was necessary in order to develop the complex integrated control system required by such contract. The SCDF contract amount approximated 2 million Singapore dollars, or about $1.2 million as of February/May 2005. Progress toward completion of the SCDF contract was measured based on the cost incurred to date as a percentage of management’s most recent estimate of the total contract cost. The other major differences between the Contract referenced in the Form 8-K/A-2 and the SCDF contract are summarized below.

(a) The gross profit recognized in fiscal 2005 on the SCDF contract was less than 3% of total gross profit reported in the Company’s consolidated statement of operations for the year ended February 28, 2005; the comparable percentages for the quarters ended May 31, 2005 and August 31, 2005 approximated 3% and 4.5%, respectively. In our view, the SCDF contract was not quantitatively or qualitatively material to the Company’s financial statements for any given year or either of the aforementioned interim periods.

(b) As of May 31, 2005, the Company had delivered the hardware (and therelated software and accessories) associated with 500 of the 700 total unitsrequired by the SCDF contract. We understand that, as of May 31, 2005, approximately 400 of the aforementioned delivered units had been installed, tested, and operationally accepted by the customer. As of that date, the Company had recognized 40% of the revenue under such contract.

(c) The liquidated damages that could have been assessed by the SCDF for certain unexcused failures to comply with the terms of the contract (eg., late completion) were limited to 10% of the contract price. We note that, based on management’s May/June 2005 estimate of total contract cost - even if the Company had been assessed the maximum liquidated damages, the SCDF contract would have been profitable. In June 2005, the SCDF extended the required completion date to September 30, 2005; in the opinion of management, the Company completed the SCDF contract in accordance with its terms prior to October 1, 2005. Management has previously disclosed that the Company recognized revenue of about $300,000 (approximately 25% of the total SCDF contract value) during the quarter ended November 30, 2005.

•	We have no basis to agree or disagree with the last sentence in the fifth paragraph of Part (v) of the Form 8-K/A-2.

Yours truly,

/s/SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP
SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP